ECOLAB INC.
1 Ecolab Place

St. Paul, Minnesota 55102

March 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ecolab Inc.

Registration Statement on Form S-4

File No. 333-223174

Filed February 23, 2018

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ecolab Inc. (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:00 p.m. EST on March 20, 2018, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Steven Forbes of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (312) 407-0744, and that such effectiveness also be confirmed in writing.

Very truly yours,

ECOLAB INC.

		By:	/s/ Kristen Bettmann
Name: Kristen Bettmann
Title:Assistant Treasurer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP